EXHIBIT 21
SUBSIDIARIES OF THE REGISTRANT
     There is no parent of the Company. The following is a listing of the significant subsidiaries of the Company, or if indented, subsidiaries of the Company under which they are listed.

JURISDICTION
OF
ORGANIZATION
California Golden State Finance Company	California
CGSF Funding Corporation	Delaware
McKesson Financial Holdings Ltd.	Ireland
McKesson International Holdings Ltd.	Ireland